FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer



Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

22 August 2002

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Wellington Street
Slough, Berkshire SL1 1YP, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__   Form 40-F   _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_____

Enclosure:

One Company Announcement notification dated 22 August 2002 sent to the London Stock Exchange under its requirement to submit announcements of changes in holdings in the Company's shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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Date: 22 August 2002   By:_____

ROBERT HARWOOD
Assistant Secretary